SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of February 2006


                       FRESENIUS MEDICAL CARE CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]          Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]                No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         Attached hereto as Exhibit 99.1 is a press release issued on January 30, 2006 announcing the extension of the Tender Offer and Consent Solicitation for the 9% Senior Subordinated Notes of Renal Care Group, Inc.


                                    EXHIBITS


Exhibit 99.1      Press release dated January 30, 2006




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


DATE: February 1, 2006


                                       Fresenius Medical Care
                                       Aktiengesellschaft

                                       By: /s/ DR. BEN LIPPS
                                           -------------------------------------
                                           Name:  Dr. Ben Lipps
                                           Title: Chief Executive Officer and
                                                  Chairman of the Management
                                                  Board


                                       By: /s/ LAWRENCE A. ROSEN
                                           -------------------------------------
                                           Name:  Lawrence A. Rosen
                                           Title: Chief Financial Officer